Filed Pursuant to Rule 433
Registration Statement No. 333-268063
Issuer Free Writing Prospectus dated March 16, 2023
Relating to Preliminary Prospectus dated March 15, 2023

Millennium Group International Holdings Limited

1,250,000 Ordinary Shares

This free writing prospectus relates to the initial public offering of ordinary shares of Millennium Group International Holdings Limited (the “Company”) and should be read together with the preliminary prospectus dated March 15, 2023 (the “Preliminary Prospectus”) that was included in Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333-268063), which can be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/1903995/000121390023020354/ea175220-f1a4_millennium.htm

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Revere Securities, LLC at 212-688-2350.

Roadshow Presentation MARCH 2023

Free Writing Prospectus Statement This free writing prospectus relates to the proposed initial public offering of the ordinary shares (the “Ordinary Shares”), par value of $0.002 per share, of Millennium Group International Holdings Limited (“Millennium”, the “Company”) which are being registered on the Registration Statement and should be read together with the preliminary prospectus included in the Registration Statement filed by the Company with the Securities and Exchange Commission (SEC) for the offering to which this presentation relates, and may be accessed through the following web link: https:// www.sec.gov/Archives/edgar/data/1903995/000121390023020354/ea175220 - f1a4_millennium.htm This presentation highlights basic information about the Company and the offering to which this presentation relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. The Company has filed the Registration Statement (including a preliminary prospectus) with the SEC for the proposed offering to which this communication relates. The Registration Statement has not yet become effective. By accepting this Presentation, the recipient agrees to keep confidential the information contained herein or made available in connection with any further inquiry of the Company. This Presentation may not be photocopied, reproduced, or distributed to others at any time without the prior written consent of the Company. Upon request, the recipient will promptly return all materials received from the Company (including this Presentation). Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the proposed offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov . This Presentation has been prepared for informational purposes relating to this transaction only and upon the express understanding that it will be used only for the purposes set forth above. The Company makes no express or implied representation or warranty as to the accuracy or completeness of the information contained herein or made available in connection with any further investigation of the Company and to the certainty or assurance that any proposed acquisition contained in this Presentation will be completed. The Company expressly disclaims any and all liability which may be based on such information, errors therein or omissions therefrom. The recipient shall be entitled to rely solely on the representations and warranties made to it in any definitive agreement and the due diligence that recipient conducts. In furnishing this Presentation, the Company undertakes no obligation to provide the recipient with access to any additional information. This Presentation shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has not been any change in the Company or affairs of the Company since the date hereof. This Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction. Investments in private placements may be illiquid, highly speculative and you may lose your entire investment. Alternatively, we or the representative of the underwriters will arrange to send you the prospectus if you contact Revere Securities, LLC., via e - mail at dguo@reveresecurities.com , or contact Millennium Group International Holdings Limited, via e - mail at ir@millennium - gp.com . 2

Forward - Looking Statements This presentation contains forward - looking statements. All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward - looking statements. In addition, from time to time, we or our representatives may make forward - looking statements orally or in writing. We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs. These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of the Company’s preliminary prospectus filed on Form F - 1. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements. In evaluating these forward - looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward - looking statement. Forward - looking statements are only predictions. Thus, you should not rely upon forward - looking statements as predictions of future events. The events and circumstances reflected in the forward - looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward - looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations. 3

Issuer: Millennium Group International Holdings Limited ( ! Millennium " , the ! Company " ) Listing Venue/Ticker: NASDAQ / MGIH Pre - Offering Ordinary Share Outstanding: 10,000,000 Shares Number of Share Offered: 1,250,000 Base Offering Size: $5,000,000 Price Range: $4.00 Use of Proceeds: The establishment of a new corrugated paper products factory in Huizhou, China (56%) The establishment of a new corrugated paper products factory in Vietnam (18%) The purchase of corrugator machines for the new factories (26%) Lock - up: Each of our directors and officers and principal shareholders (5% or more shareholders) has agreed with the underwriters, subject to certain exceptions not to sell, transfer, or dispose of directly or indirectly any of our ordinary shares or securities convertible into or exercisable or exchangeable for ordinary shares for a period of six (6) months from the date of the offering. Expected Pricing: March 2023 Bookrunner: Proposed Offering Summary 4

A paper - based packaging solutions provider leveraging a strong history of supporting customers across the globe. We offer a one - stop integrated services approach with an objective to cover the entire value chain with respect to paper - based inner and outer packaging solutions for our global customer base. Our Total Packaging Who We Are Market Research Quality Assessment & Control Print Production Raw Materials Procurement Research & Development Color Management Packaging Design & Development Warehouse Environmental, Social, and Governance (ESG) 5

Our History

We are a third-generation family-owned business and our history can be traced back to 1978 when Mr. Yee Cheong Lai, our founder, engaged in the sale of Corrugated Paper in Hong Kong with a vision to becoming a one-stop integrated services provider for paper related packaging products.

Today, we have business operations in the People's Republic of China (PRC), Hong Kong and Vietnam, providing complementary service and products to clients over 12 countries and districts.

- **1978** Established in Hong Kong
- **1985** First factory established in mainland China
- **1995** Yi He Paper branch established in Shenzhen
- **2000** MP branch established in Shenzhen
- **2006** Awarded G7 Master Printer Certificate
- **2010** Awarded the Manufacturing of Printed Paper Products by FSC
- **2016** Awarded the National high-tech enterprise identification
- **2017** Received ISTA Certified Testing Laboratory
- **2018** MPG Global Company Limited established in Vietnam
- **2019** Began using clean energy - solar power
- **2019** Initiated ESG Plan
- **2022** Awarded the Development of Specialized and Sophisticated SMEs
- **2022** Won the Red Dot Design Award
- **2022** Received Corporate Environment Leadership Award
- **2022** Expected IPO on NASDAQ

See certificates in Appendix

MillenniuM 禧圖集團 6

Multiple Operating Locations • Headquartered in Hong Kong with operations in the PRC and Vietnam • Two production facilities in Guangdong Province of the PRC • Supply chain management business in Vietnam to service our global clients who source their packaging needs from Vietnam and other ASEAN countries Countries/Districts of Distribution 7 12 Employees Countries of Operation 2 861 New factory to be built New factory to be built

Global Business Mainland China Hong Kong SAR Vietnam Other Southeast Asian countries Australia Other countries United States of America Geographic breakdown of sales in 2022 Mainland China 79.5% Hong Kong SAR 6.0% Vietnam 4.1% Other Southeast Asian countries 4.5% Australia 2.0% United States of America 1.9% Other countries 2.0% Total 100% Throughout our years of operations, our international footprint delivers our products globally to : China, Hong Kong, Vietnam, Myanmar, Australia, Indonesia, Cambodia, Taiwan, Thailand, United States, India and Germany, among others . 8

Revenue by Product/Service Category in 2022 54.70% 9.10% Packaging Products 36.20% Corrugated Products Packaging Products Supply Chain Management Solution 9

Our Clients 53.7% 19.2% 27.1% 2022 Revenue by Channel OEM Factories Brand Factories Trading Companies Millennium Group remains active in our related markets to increase new customers and sales via various sales channels. 10 Our customer base comprises of OEM Factories, Trading Companies, and Brand Factories. Sales Channels Direct sales Attending exhibitions Social media promotion Via sales agents/trading companies Referrals from existing customers

Packaging Products Supply Chain Management Solution Business Model • Brand packaging consultancy • Packaging testing • Print version management • Packaging pricing management • Supply localization • Order and production site allocation • Delivery and warehousing arrangement • Print quality control • Sustainability management • Corporate social responsibility management Factory Production Our Multifaceted Revenue Model Value added service - based revenue source • Market research • Research and development • Packaging design and development • Raw materials procurement • Production planning • Color management • Pre - press • Print production • Quality control • Delivery and Logistics Our Packaging Products Supply Chain Management Solution provides another revenue source and potential growth driver that differentiates us from our peers whose sole focus is the sales of paper products Reoccurring and steady revenue source Packaging Products Corrugated Products 11

• Entire design process • Materials/technology • 3D digital illustrations • Sample development Design Development Manufacturing Quality Testing Sustainability/ Social Responsibilities • Green production • FSC • Code of Conduct • State - of - the - art technology • Professional production • Team/dedicated workshop • ISTA certified laboratory • Total quality management system • Quality analysis for product performance One - stop Packaging Solution This approach not only enables Millennium to provide value - added services, but also assists us in maintaining longstanding relationships with clients. 12 As an integrated packaging solutions provider, Millennium provides one - stop packaging solutions to its clients, from design, manufacturing, testing/quality assurance and logistics.

Fast Response More Flexibility Supply Chain Management Solution Less Disruption 13

67 R&D Staff 48 Registered Patents 13 Trademarks 10 Copyrights 14 Our patent R&D mainly involves three aspects: machine, product and material. • Improve production efficiency • Improve product quality • Reduce cost and workflow • Reduce defect rate • Enhance competitiveness • More environmentally - friendly Intellectual Property in China

Industry Overview Printing market in China & Vietnam 5.4 7.9 13.5 15.0 14.0 13.0 12.0 11.0 10.0 9.0 8.0 7.0 6.0 5.0 2016 2020 Vietnam 2025 REVENUE (BILLION USD) Market size of Vietnam printing market in terms of revenue CAGR of 9.8% CAGR of 11.9% Supportive Policies from the Government 1. 2. 3. Rapid Development of Intelligent Facilities The Rise of Online Shopping Drivers of printing market Future trends of printing market Popularity of Green Printing Rising Trend of Customization Higher Level of Intelligence 1. 2. 3. 1271.2 1366.0 1521.8 1550.0 1500.0 1450.0 1400.0 1350.0 1300.0 1250.0 1200.0 1150.0 1100.0 2016 2020 PRC 2025 REVENUE (BILLION RMB) Market size of Chinese printing market in terms of revenue CAGR of 1.8% 15 CAGR of 3.2% The data in this section has been provided by Frost & Sullivan, which adopts multi - sources methodologies, such as secondary research and interviews with industry participants across the industry chain.

Ranked 8 th in Guangdong Province Top 100 with a market share of 0.1% in the PRC 7.4% market share of the top ten players by revenue from printing in 2020 RMB283.9 billion market size by revenue of printing market in Guangdong Province in 2020 Barriers to entry in China printing market High initial investment and operating costs Long - term relationship with clients and suppliers Technology and Skilled Workforce Obtainment of related certifications Competitive Landscape With the presence of multiple market players, the Guangdong printing market is fragmented 16 The data in this section has been provided by Frost & Sullivan, which adopts multi - sources methodologies, such as secondary research and interviews with industry participants across the industry chain.

Key Competitive Advantages Diversified Product Portfolio Outstanding Product Quality Leading Supply Chain Management Solution Dedicated Management Team • Both packaging and corrugated products • Products and services in a variety of market segments • Product testing and analysis • Multiple steps of quality control • Adoption of environmentally friendly raw materials • Tailor - made supply chain management solution • Diversified value - added services • A dedicated management team with in - depth industry experience Over 40 Years’ Operating History Strategic Locations One - stop Integrated Services Provider Stable Business Relationships • Multi - generational business • 40+ years of operating history • Rich experience • Industry leading technology • Proximity to major customers and suppliers • Operating in the PRC, Hong Kong and Vietnam, “Factories of the world” • Differentiates us from competitors • Meeting modern customers’ demands and requirements • Stable business relationships with major customers and suppliers • Providing service and products to clients in 12 countries and districts. 17

Market Product • Invest in new product innovation o customized creative design o sustainable raw materials • Continued focus on product quality • Collect customer feedback • Establish production capacity in Vietnam • Expand production capacity in PRC • Pursuit of becoming an Industry 4.0 smart factory • Leverage use of solar power Sales Operation Growth Strategies Expanding our customer base and entering new markets 18 • Expand in the Vietnam market • Expand supply chain management services operations in new countries • Extend industrial packaging solutions to new clients in new and diverse industries • Attend worldwide exhibitions • Recruit sales talent worldwide • Enhance branding through online exposure and promotion Enhancing our production capacity and customer retention rate Clients

Sustainability at Millennium Environmental Our Progress since 2019: • Upgraded existing factories to monitor power consumption and control the usage • Installed solar panel with the expectation to gradually expand • Use of EVs with the expectation to continue to convert our fleet from diesel to electric • Obtained ISO 14001, 45001 19 See certificates in Appendix

Sustainability at Millennium Social Our employees are important to us. We offer one of the best benefits programs to Millennium employees. As a third - generation family - owned business with over 40 years history, social responsibility is key to our company’s core values. We remain committed to bettering the communities where our employees live and work. In addition, we provide internship opportunities and scholarships. 3 Client Recommendations 5 Donations to Charity 4 Industry Awards 8 Government Awards/Recognition 20

Sustainability at Millennium Governance 21 • Millennium established three committees under the board of directors of the Company: an audit committee, a compensation committee and a nominating committee. We intend to adopt a charter for each of the three committees. • Our board of directors has adopted a code of business conduct and code of ethics applicable to all of our directors, officers, and employees. • Millennium established policies and procedures to enhance the capability of our corporate governance, including our policy of prevention and reporting of misconduct, and implemented anti - corruption training.

Management Ming Hung “Matthew” Lai Ming Yan “Ray” Lai Wing Wai “John” Au Yau Fai Lai CEO and Director • 15+ years of experience in planning and overseeing business operation, strategic business development and special project implementation for business growth. • Board member of the Hong Kong Corrugated Paper Manufacturers’ Association • Committee member of the Hong Kong Printers Association, the Hong Kong Printers Investment Association, the Hong Kong Business Association Vietnam Branch, the China Business Association Ho Chi Minh City Branch • Received BA in Print Media Management from the University of the Arts London in 2005 Chief Financial Officer • 28+ years of experience in financial management including overseeing financial reporting, budget and forecast preparation, liquidity and funding and tax planning of established companies or listed group members • Previously served in leadership roles at C.T. Enterprises, Ming Fai Group, CN Innovations Ltd. • Chartered global management accountant (CGMA), Hong Kong Institute of Certified Public Accountants (HKICPA), Certified Practicing Accountant Australia • Received BS from Monash University in Australia in 1993 Director • 30+ years of experience in financial management and business operation in the printing market. • Previously served in leadership roles at Dearden Farrow Chartered Accountants and Price Waterhouse • Chairman of the Hong Kong Corrugated Paper Manufacturers Association from 2004 to 2008 • Hong Kong Institute of Certified Public Accountants (HKICPA), Chartered Accountant in England and Wales • Received BS from the University of Warwick in 1983 Chairman and Director • 12+ years of experience in overseeing financial operation, risk management, exploring new business opportunities and formulating business strategies and plans • Previously served in senior roles at PwC Hong Kong and Nespresso • Chartered global management accountant (CGMA), American Institute of the Certified Public Accountants (AICPA), and Hong Kong Institute of Certified Public Accountants (HKICPA) • Received BS in Business Administration and Accounting from the University of Southern California in 2008 22

Independent Board Members



Sun Wai But

Independent Director Nominee

- 35+ years of experience in the legal services sector
- Admitted to practice law as a barrister in the High Court of Hong Kong in 2018
- Currently a member of the disciplinary committee of Estate Agents Authority
- Been members of various committees and panels including the sub-committee on bail and hearsay evidence in criminal proceedings of the Law Reform Commission, the criminal law and procedure committee and constitutional affairs and human rights committee of the Law Society of Hong Kong, the panel of adjudicators of the Obscene Articles Tribunal, practicing solicitor member of the solicitors disciplinary tribunal panel, council member of the Duty Lawyer Service



Hok Han "Henry" Ko

Independent Director Nominee, Chair of Nominating Committee

- 17+ years of experience in business management, in-depth knowledge of the logistics industry
- Named Global 100 Outstanding Chinese by Forbes China in 2022
- Served as Vice President of Corporate Development APAC and Chairman of Greater China, Flexport
- Member of Hong Kong Logistics Department Council, the logistics services advisory committee of the Hong Kong Trade Development Council, the logistics industry training advisory committee of the Education Bureau of the Hong Kong Special Administrative Region



Hon Wai "Marco" Ku

Independent Director Nominee Chair of Audit Committee

- Over 23 years of professional experience in accounting and auditing
- Has been serving as a non-executive director of NYSE-listed company, IT Tech Packaging
- Served as an independent director for XT Energy Group Inc (XTEG), a US OTCQB traded company
- Served in leadership roles at Oriental Rise Holdings Limited and Borneo Resource Investments Ltd. and China Marine Food Group Limited



Hung Leung "Alan" Tsang

Independent Director Nominee Chair of Compensation Committee

- 20+ years of experience in leadership roles at various listed companies in major stock markets
- Expertise in business and financial management, in-depth knowledge of the manufacturing, properties development, wholesale and retail distribution and IT industry
- Experience in advisory and IPO projects, internal audit for public companies

MillenniuM 禧圖集團 23

Financial Highlights $60,408,476 $64,565,269 2020 2021 2022 Revenues Steady Increase of Revenue $66,232,757 $3,999,622 $3,665,810 $4,077,371 2020 2021 2022 Net Income Improving profitability and Resilience from the Pandemic $6,190,391 $5,982,887 $4,922,075 2020 2021 2022 General and Administrative Expenses Continuing Improvement of Costs Control $544,498 24 $444,747 $425,791 2020 2021 2022 Interest Expense

Awarded the National high - tech enterprise identification Awarded G7 Master Printer Certificate Awarded the Development of Specialized and Sophisticated SMEs Received Corporate Environment Leadership Award Certificates Appendix 25

Awarded the Manufacturing of Printed Paper Products by FSC 26 Received ISTA Certified Testing Laboratory Won the Red Dot Design Award Certificates

ISO 45001 Certificate ISO 14001 Certificate 27 Certificates

Issuer: 28 Millennium Group International Holdings Ltd Email: ir@millennium - gp.com Tel: +852 36195768 Address: Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong, Kowloon, Hong Kong 999077 Underwriter: Revere Securities, LLC. Dajiang Guo Email: dguo@reveresecurities.com Address: 650 Fifth Avenue, 35th Floor New York, NY 10022